Exhibit 12-48

DTE Electric Company
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31
(Millions of Dollars)	2013	2012	2011	2010	2009
Earnings:
Pretax earnings	$734	$761	$702	$707	$604
Fixed Charges	281	286	310	328	348
Net earnings	$1,015	$1,047	$1,012	$1,035	$952

Fixed Charges:
Interest expense	$264	$269	$287	$310	$325
Adjustments	17	17	23	18	23
Fixed Charges	$281	$286	$310	$328	$348

Ratio of earnings to fixed charges	3.61	3.66	3.26	3.16	2.74